# ROTH MURPHY SANFORD L.L.P.

## CERTIFIED PUBLIC ACCOUNTANTS
228 ST. CHARLES AVENUE, SUITE 1122
### NEW ORLEANS, LOUISIANA  70130
TELEPHONE:  (504) 522-0792
FACSIMILE:  (504) 524-5235

**Independent Auditor's Consent**

**To the Audit Committee**
**Globe Bancorp, Inc.**
**Metairie, Louisiana**

We consent to the incorporation by reference in Registration Statement No. 333-57148 of Globe Bancorp, Inc. on Form SB-2 of our report dated January 17, 2003, incorporated by reference in the Annual Report on Form 10-KSB of Globe Bancorp, Inc. for the year ended December 31, 2002.


/s/ Roth Murphy Sanford L.L.P.

March 20, 2003